EXHIBIT 99.1

Evaxion to Present One-Year Clinical Efficacy Data from its Phase 2 Study on Lead Cancer Vaccine Candidate, EVX-01, at the ESMO Congress 2024 in September

COPENHAGEN, Denmark, Aug. 08, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, is proud to announce the presentation of one-year clinical efficacy Phase 2 data for its lead compound EVX-01 at the European Society for Medical Oncology (ESMO) Congress 2024, taking place in Barcelona, Spain, from September 13-17, 2024. The EVX-01 vaccine is a personalized therapy currently being assessed in patient with advanced melanoma (skin cancer).

Christian Kanstrup, CEO of Evaxion, comments: “Having our abstract selected for presentation by the ESMO Congress 2024 Scientific Committee is a testament to the significant progress and impact of our work in the field of medical oncology. This is one of the most prestigious medical oncology conferences in the world and, as such, a great opportunity for us to make the data available to a large global audience of experts, researchers and collaborators, as well as potential partners. Presenting one-year Phase 2 clinical efficacy data for our lead pipeline candidate is a major milestone for Evaxion and advancing our own high-value programs to key value inflection points is an important part of our strategy.”

Evaxion’s innovative approach to develop personalized cancer vaccines builds on its AI-Immunology™ platform. The vaccines are designed to target the unique genetic makeup of an individual’s tumor and are tailored to the patients’ immune system, potentially enhancing the efficacy of treatment and improving patient outcomes.

Presentation Details:

Abstract Title:	Phase 2 study of AI-designed personalized neoantigen cancer vaccine, EVX-01, in combination with pembrolizumab in advanced melanoma
Abstract#:	1084P
Poster#:	2904
Track:	Melonama and other skin tumours
Location:	Hall 6
Date/Time:	September 14 at 12.00 – 13.00 CEST
Presenter:	Dr. Paola Queirolo, Director, Medical Oncology of Melanoma, Sarcoma and Rare Tumors, European Institue of Oncology, Milan, Italy

About EVX-01 Phase 2 Clinical Trial

EVX-01 is Evaxion’s lead clinical asset and constitutes a peptide-based personalized cancer vaccine. The Phase 2 clinical study is a self-sponsored open-label, single-arm, multi-center trial carried out in collaboration with Merck Sharp & Dohme LLC that, together with leading principal investigators and research centers from Italy and Australia, aims to evaluate the efficacy and safety of EVX-01 vaccination in combination with  anti-PD1 therapy KEYTRUDA® (pembrolizumab) in treatment-naive patients with metastatic or unresectable malignant stage III or IV melanoma. More information can be accessed under clinical trial ID NCT05309421.

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Contact Information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

Source: Evaxion Biotech

Forward-Looking Statement
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